Exhibit 1

8 November 2010

ANNOUNCEMENT

WPP plc ("WPP")

Notice of a General Meeting and Circular to share owners dated 8 November 2010 in relation to The 2004 Leadership Equity Acquisition Plan, The Leadership Equity Acquisition Plan III and Deferred Stock Unit Awards.

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information contact:

Feona McEwan
+ 44 207-408-2204

END